UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

 or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2026

LIANSHENG GROUP INC
(Exact name of issuer as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3700 Corliss Ave N, Seattle, WA, 98103

(Full mailing address of principal executive offices)

(206) 335-6585

(Issuer’s telephone number, including area code)

Table of Contents

1.Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations3

2.Item 2. Other Information12

3.Item 3. Financial Statements13

4.Item 4: Exhibits22

Signatures23

Safe Harbor Statements24

1.Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations of LianSheng Group Inc (the “Company”, “our”, “we”) should be read in conjunction with our financial statements for the six months ended June 30, 2026 (unaudited) and the related notes included in Item 3 (Financial Statements) of this report, and together with our audited financial statements consisting of our balance sheet as of December 31, 2025 (for 12 months period, and audited) and the related statements of operations, changes in stockholders’ equity, and cash flow and the related notes.

1.1Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to the financial statements, which are included herein. Because we are an early-stage company and because we have no comparative financial results, the reported results will not necessarily reflect the future.

1.2Overview

LianSheng Group Inc. (the "Company," "we," "us," or "our") was incorporated in the State of Delaware on November 12, 2024. As detailed in our Offering Circular, which was qualified by the Securities and Exchange Commission (the "SEC") on January 22, 2026, our principal business is to provide comprehensive financial consulting services to small and medium-sized enterprises ("SMEs") globally. Our core service offering is focused on IPO, listing, and going-public advisory services, designed to help SMEs become public companies on suitable stock markets and exchanges, with a primary focus on NASDAQ and OTC Markets in the United States, and money service businesses in the U.S.. Our goal is to become a U.S.-based international financial consulting and financial services company with clients and offices throughout the world, with a focus on North America, Europe, and Asia.

In addition to our core advisory business, the Company has registered as a money services business ("MSB") operator in the State of Delaware, with our MSB Registration Number 31000291840778, and we plan to provide money services in the future.

We have also expanded our service offerings to include:

(a)the development and launch of an AI sales copilot platform for insurance agents and insurance brokers, and

(b)entering into the wealth management and global financial AI technological platform sector.

Our business model is designed to provide a one-stop, comprehensive solution for SMEs seeking to access global capital markets, especially U.S. capital markets. We create and implement customized going-public strategies for each client based on a thorough assessment of the client's financial and operational situations, market conditions, and the client's specific business and financing requirements. We believe our competitive strengths include our experienced and highly qualified professional team, which possesses extensive experience in international finance, capital markets, cross-border and domestic listing services, and private equity investments.

Furthermore, we have established amicable and win-win professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., such as investment banks, certified public accounting firms, law firms, and investor relations agencies, as well as non-profit organizations in the U.S. and Hong Kong. This network allows our clients to gain direct access to high-quality professional services that are necessary for a successful public listing and secondary offerings.

Since the qualification of our Offering Circular, our core business model and operations have not fundamentally changed. However, we have achieved significant operational milestones and have transformed from a development-stage entity into a fully operational, revenue-generating company. During the six months ended June 30, 2026, we generated our first substantial operating revenues, reflecting the execution of our business plan and the growing demand for our advisory services. We have successfully acquired new clients, expanded our service offerings, and entered into strategic partnerships to broaden our global client base.

Therefore, our Company believes that, the Company has generated and currently possesses, substantial revenues, assets, businesses, operating team, and operations.

1.1Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes included in Item 3 (Financial Statements) of this report, as well as our audited financial statements for the year ended December 31, 2025, which were included in our Offering Circular.

Comparison of the Six Months Ended June 30, 2026 (unaudited) and 12-month period Year Ended December 31, 2025 (audited)

Net Sales:

For the six months ended June 30, 2026, we had Net Sales of $360,047.02, compared to Net Sales of $0 for the year ended December 31, 2025. This substantial increase in revenue is primarily attributable to the execution of our IPO and listing advisory services. During the six months ended June 30, 2026, we successfully generated substantial new revenues from three new IPO and listing clients. This revenue growth demonstrates the successful implementation of our business strategy and our ability to attract and serve clients in the global capital markets.

The revenue was derived primarily from financial consulting services provided to SMEs, which generally represent a single performance obligation satisfied over time as services are performed. Revenue is recognized over the service period based on the extent of services completed, measured by time incurred or milestones achieved in accordance with contractual terms. Cost of Revenues for the six months ended June 30, 2026 was $40,000.00, primarily attributable to direct costs associated with the delivery of our consulting services.

Operating Expenses:

For the six months ended June 30, 2026, we had total Operating Expenses of $55,090.00, comprised of $40,090.00 in Selling, General and Administrative expenses and $15,000.00 in Professional Fees. This compares to total Operating Expenses of $48,855.00 for the year ended December 31, 2025.

The increase in operating expenses is primarily due to the scaling of our operations to support our revenue growth. This includes the addition of professional staff and contractors, increased marketing and promotional activities to support our growing client base, and the costs associated with the development and launch of our new AI sales copilot platform and wealth management services.

Despite the increase in absolute expenses, our gross profit of $320,047.02 significantly exceeded our operating expenses, resulting in a net income for the period.

Net Income (Loss):

For the six months ended June 30, 2026, we had a Net Income of $264,957.02, compared to a Net Loss of $48,855.00 for the year ended December 31, 2025. This turnaround to profitability is a direct result of our substantial revenue generation and our disciplined cost management relative to our revenue growth. The increase in net income was primarily driven by the $360,047.02 in revenues generated from our new IPO and listing clients.

Basic and diluted earnings per share for the six months ended June 30, 2026 was $0.0265, compared to a basic and diluted loss per share of $(0.00489) for the year ended December 31, 2025. The weighted average number of common shares outstanding for both periods was 10,000,000.

1.2Capital Resources and Liquidity

As of June 30, 2026, we had Cash and Cash Equivalents of $112,192.02, a significant increase from $2,145.00 as of December 31, 2025. This increase of $110,047.02 is primarily attributable to net cash provided by operating activities, which reflects our improved operational performance and the collection of accounts receivable. As of June 30, 2026, we had accounts receivable of $154,910.00, representing unbilled consulting services earned during the period but not yet collected as of the balance sheet date. Management has determined that no allowance for doubtful accounts is necessary as of June 30, 2026, based on the creditworthiness of the counterparty and subsequent collection history.

As of June 30, 2026, we had total current assets of $267,102.02, including cash and cash equivalents of $112,192.02 and accounts receivable of $154,910.00. We also had non-current assets of $21,306.00, consisting of intangible assets (intellectual property, net) of $7,018.00 and property and equipment, net of $14,288.00. Our total assets were $288,408.02 as of June 30, 2026.

Our total current liabilities were $67,538.00 as of June 30, 2026, consisting of related party loans of $53,250.00 and accounts payable of $14,288.00. The related party loan is from our director, Mo Xiaocheng, and is unsecured, non-interest bearing, and payable on demand.

This resulted in total stockholders' equity of $220,870.02 as of June 30, 2026, a substantial improvement from a stockholders' deficit of $(51,105) as of December 31, 2025. The improvement in our balance sheet is due to our net income for the period and a non-cash capital contribution of intellectual property valued at $7,018.00 by our shareholder(s).

We believe that our current cash on hand, together with our anticipated operating revenues and commitments from management for additional funding if necessary, will be sufficient to fund our operations and meet our obligations as they come due for at least the next twelve months. As noted in Note 3 to our financial statements, the Company has cash available on hand and commitments from management for any additional cash that might be necessary. Additionally, Mo Xiaocheng has agreed to provide loans to the Company of up to $150,000, if needed, to cover offering costs and operating expenses over the subsequent 12 months, although there are no binding obligations to draw down such funding.

However, to fully implement our growth strategy, including expanding our team and operations into new geographic markets, we may require additional equity or debt financing. We expect to finance our operations primarily through our existing cash, our operating revenues, and any future financing. We expect to use both equity and debt financing from time to time. In general, we intend to pay debt service from operating cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from lenders, and additional debt and/or equity offerings.

However, there is no assurance we will be able to obtain such borrowings or capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

1.3Off Balance Sheet Arrangements

As of June 30, 2026 and as of the date of this Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

1.4Plan of Operations

The Company has:

(a)achieved substantial developments and operational achievements during 2026 to date, transforming from a start-stage company into a fully operational, revenue-generating enterprise;

(b)successfully generated substantial revenues from our core IPO and listing advisory business, acquired three new IPO and listing clients,

(c)developed and launched our AI sales copilot platform for insurance agents and brokers, and

(d)entered into the wealth management and global AI technological platform sector.

These achievements demonstrate our ability to execute our business plan and capitalize on market opportunities. The Company expects that our operations and businesses will continue to grow substantially and rapidly in the near and foreseeable future.

In the next 12 months, we plan to build upon this momentum by expanding our operations and client base globally. We intend to expand our local team and business coverage into key financial hubs, including New York, Hong Kong, and Singapore, to better serve global clients and companies seeking to access U.S. and international capital markets.

We believe that establishing a physical presence in these strategic locations will allow us to more effectively market our services, build relationships with local SMEs, and provide on-the-ground support to our clients throughout the going-public process.

We will continue to invest in our technology platforms and service offerings. We plan to further develop and enhance our AI sales copilot platform to capture a larger share of the insurance and financial services market.

We will also continue to grow our wealth management and global technological platform business. To support our expansion and broaden our service capabilities, we plan to apply for additional financial licenses in 2026 and 2027, in addition to our current MSB license.

These applications are part of our strategy to operate as a comprehensive financial services company and to provide a wider range of services to our clients.

To complete this offering and proceed with our operations within the next 12 months, we still need about $60,000. We plan to rely on our net profits to complete this offering and proceed with our operations within the next 12 months. However, we may also have to utilize funds from our director and shareholder, Mo Xiaocheng, who has agreed in writing to loan the Company funds for an amount not exceeding $150,000 to: (i) complete this offering, and (ii) proceed with our operations within the next 12 months, if offering proceeds are less than registration costs and to support the development and operation within the next 12 months.

Our planned use of proceeds with respect to working capital are listed below in order of priority:

(1)operate our IPO, listing, and going-public consulting business;

(2)Expanding our professional teams and geographical locations across the U.S. and globally;

(2) operate our money service business;

(3) ensure satisfaction of any Company financial obligations; and

(4) establish a financial reserve.

We believe these initiatives will drive substantial growth in our operations and revenues in the near and foreseeable future.

1.1Trends and Uncertainties

The global capital markets have recently experienced significant volatility and evolving conditions, influenced by a variety of macroeconomic factors, including interest rate fluctuations, inflationary pressures, geopolitical tensions, and changing regulatory landscapes. Despite these uncertainties, there remains a strong and growing demand from SMEs globally, particularly in Asia and Europe, to access U.S. capital markets for growth, liquidity, and enhanced visibility. The IPO and listing advisory market is competitive, and our success depends on our ability to attract and retain clients, navigate complex regulatory environments, and differentiate our services through technology, strategic partnerships, and superior execution.

We are also subject to risks related to our expansion into new geographic markets, including New York, Hong Kong, and Singapore, Europe, etc., which may involve additional regulatory compliance requirements, operational challenges, and increased competition. The development and launch of new service offerings, such as our AI sales copilot platform and wealth management services, are subject to technological and market risks, including the risk that these products may not achieve widespread market acceptance or may require significant additional investment to scale.

Additionally, as a company with a limited operating history, we may face challenges in managing our growth effectively. We expect to continue to incur significant operating expenses as we expand our operations, and we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our results of operations may fluctuate significantly from period to period due to a variety of factors, some of which are beyond our control, including regulatory actions, market conditions, competition, and the timing and size of client engagements. We will continue to monitor these trends and uncertainties and adapt our strategies accordingly.

The global capital markets have also seen an increasing trend toward the use of technology and digital platforms in financial services. We believe our investment in our AI sales copilot platform and our wealth management and global technological platform positions us to capitalize on this trend. However, we face competition from larger, more established financial institutions and technology companies that have greater financial, technical, and marketing resources than we do. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on our results of operations.

Furthermore, changes in the general economic climate could have a detrimental impact on client expenditure and therefore on our revenue. Recessionary pressures and other economic factors, such as declining incomes, rising interest rates, higher unemployment, and tax increases, may adversely affect clients' confidence and willingness to engage our services. Any such events or occurrences could have a material adverse effect on our financial results and on your investment.

1.2Related-Party Transactions

As of the date of the Form 1-SA, we have the following related party transactions:

(a)the Company’s director Mo Xiaocheng provided related party loan of the amount of US$53,250 to the Company, and

(b)the Company director Ghim Sim Chua provides office accommodation to the Company free of charge and without consideration at 3700 Corliss Ave N, Seattle, WA, 98103.

1.1Recent Developments

The following recent developments have occurred since the qualification of our Offering Circular and are expected to have a material impact on our business and operations:

(a)Latest Progress of our Regulation A+ Offering:

Our Regulation A+ Offering Circular was qualified by the SEC on Jan 26, 2026. Under such offering circular, our such Regulation A+ offering will last for a period of 365 days after the date of qualification by SEC. As of the date of this Report, we have not issued any shares under our such Regulation A+ Offering. Therefore, the Company plans to, and will, complete our such Regulation A+ Offering on or before Jan 27, 2027.

(b)Our Professional Teams:

Currently, the Company has three full-time employees and has engaged two independent consultants. The Company plans to further expand its professional teams for the development of its U.S. and international operations across the U.S. and globally.

(c)Intangible Assets

Our intangible assets, including intellectual property rights such as trademarks and patents, have obtained registration. Going forward, we plan to expand into the United States and international markets, where these registered rights will be utilized for our core business activities.

The service mark LIANSHENG (U.S. Registration No. 8183353) was filed on February 24, 2025, and registered on March 24, 2026. This active standard character mark in International Class 036 covers financial advisory, mergers and acquisitions, IPO and related wealth management services, with first use in commerce on November 1, 2024.

The registration of our core brand mark with the United States Patent and Trademark Office ("USPTO") represents a significant milestone in our intellectual property strategy and provides us with nationwide exclusive rights to use the LIANSHENG mark in connection with our financial services offerings. This registered trademark protection enhances our brand equity, supports our marketing and business development efforts, and provides a legal foundation for our expansion into the United States and international markets.

(d)Strategic Cooperation Relationships:

In regard to our IPO advisory and capital markets advisory services, we have entered into long-term and strategic cooperation relationships with the US International Finance Foundation (which is a duly approved non-profit organization that is duly established and validly existing in the U.S.) and the China Listed Companies Association (which is a duly approved industry association that is duly established and validly existing in Hong Kong).

These partnerships are expected to significantly enhance our ability to serve more global clients and companies seeking to tap into U.S. and global capital markets. By leveraging the networks and resources of these organizations, we believe we can expand our client base, increase our market presence, and provide greater value to our clients. These strategic relationships represent a key component of our growth strategy and are expected to contribute to our revenue growth in the near and foreseeable future.

(e)New IPO and Listing Clients:

We have generated three new IPO and listing clients and have generated substantial new revenues from these clients during the six months ended June 30, 2026. The revenue generated from these clients demonstrates the effectiveness of our business development efforts and the strong market demand for our services. We are actively working with these clients to guide them through the going-public process, and we expect to recognize additional revenue from these engagements as we achieve further milestones. This achievement marks a significant milestone in our transition to a fully operational, revenue-generating company.

(f)Our AI Sales Copilot Platform:

We have developed and launched our AI sales copilot platform for insurance agents and insurance brokers. This new product represents a significant expansion of our service offerings and is designed to leverage artificial intelligence to enhance the productivity and effectiveness of insurance sales professionals. The platform is expected to contribute to our revenue growth in the future and positions us at the forefront of technological innovation in the financial services industry. We believe this product will appeal to a large and growing market of insurance agents and brokers seeking to improve their sales performance and client engagement.

(g)Our Wealth Management and Global Technological Platform:

We have entered into the wealth management and global technological platform sector, further diversifying our business and creating new opportunities for growth. This initiative aligns with our strategy of becoming a comprehensive financial services company and is expected to generate additional revenue streams. We believe our entry into this sector will allow us to better serve our clients' evolving financial needs and capture a larger share of the global wealth management market.

(h)Future Financial Licenses:

The Company plans to apply for more financial licenses in 2026 and 2027, in addition to its current MSB license. These applications are part of our strategy to expand our service capabilities and operate as a comprehensive financial services company. Obtaining additional licenses will allow us to offer a wider range of financial services to our clients, potentially including securities-related activities, payment services, and other financial products. We believe these initiatives will drive substantial growth in our operations and revenues in the near and foreseeable future.

(i)Operational and Financial Achievements:

As a result of the above developments, the Company has become a real operating company with substantial revenues, assets, businesses, and operations. For the six months ended June 30, 2026, we generated net sales of $360,047.02 and net income of $264,957.02. As of June 30, 2026, we had total assets of $288,408.02 and total stockholders' equity of $220,870.02. We have successfully transitioned from a development-stage entity to a revenue-generating operating company, and we expect that our operations and businesses will continue to grow substantially and rapidly in the near and foreseeable future.

2.Item 2. Other Information

None.

3.Item 3. Financial Statements

LianSheng Group Inc

Financial Statements

(Unaudited)

For the six months ended June 30, 2026 (Unaudited)

Table of Contents

Page

Balance Sheets	15

Statements of Operations	16

Statement of Changes in Stockholders’ Equity	17

Statement of Cash Flows	18

Notes to Financial Statements	19 - 21

LIANSHENG GROUP INC

BALANCE SHEETS

(Unaudited, Expressed in U.S. dollar, except for the number of shares)

	6 months Ending June 30, 2026	12 months Ending Dec 31, 2025
	Unaudited	Audited
Asset
Current Assets
Cash	$112,192.02	$2,145.00
Accounts Receivable	154,910.00	-
Total Current Assets	267,102.02	2,145.00

Non-Current Assets	-	-
Intangible Assets – Intellectual Property, net	7,018.00	-
Property and equipment, net	14,288.00	-
Total Assets	$288,408.02	$2,145.00

Liabilities and Stockholders’ Equity
Current Liabilities
Related Party Loans (Loan from Director)	$53,250.00	$53,250.00
Accounts Payable	14,288.00
Total Current Liabilities	67,538.00	53,250.00
Non-Current Liabilities	-	-
Total Liabilities	67,538.00	53,250.00
Stockholders’ Equity
Common Stock, $0.0001 par value; 1,000,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000.00	1,000.00
Additional Paid-in Capital	7,018.00
Accumulated Profit	212,852.02	(52,105)
Total Stockholders’ Equity	220,870.02	(51,105)
Total Liabilities and Stockholders’ Equity	$288,408.02	$2,145.00

LIANSHENG GROUP INC

STATEMENTS OF INCOME

(Unaudited, Expressed in U.S. dollar, except for the number of shares)

	6 months Ending June 30, 2026	12 months Ending Dec 31, 2025
	Unaudited	Audited
Revenues	360,047.02	-
Cost of Revenues	40,000.00	-
Gross Profit	320,047.02	-
Operating Expenses	40,090.00
Professional Fees	15,000.00	48,855.00
Total Operating Expenses	$55,090.00	$48,855.00
Income from Operations	264,957.02	(48,855.00)
Other Income (Expense), Net	-	-
Income Before Income Taxes	264,957.02	(48,855.00)
Provision for Income Taxes	-	-
Net Income(Loss)	264,957.02	(48,855.00)
Basic and Diluted Earnings (Loss) Per Share	0.0265	(0.00489)
Weighted Average Number of Common Shares Outstanding	10,000,000	10,000,000

LIANSHENG GROUP INC

STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in U.S. dollar, except for the number of shares)

	Common Stock - Shares	Common Stock - Amount	Accumulated Profit	Total Stockholders’ Equity
Inception (November 12, 2024)	10,000,000	$1,000.00	$ -	$1,000.00
Net Income (Loss) for the Period Ended December 31, 2025	-	-	(52,105)	(52,105)
Balance as of December 31, 2025	10,000,000	$1,000.00	$(52,105.00)	$(51,105.00)
Net Income (Loss) for the Year Ended June 30, 2026	-	-	264,957.02	264,957.02
Contribution of Intellectual Property by Shareholder (non-cash)				$7,018.00
Balance as of June 30, 2026	10,000,000	$1,000.00	$212,852.04	$220,870.04

LIANSHENG GROUP INC

STATEMENTS OF CASH FLOWS

(Unaudited, Expressed in U.S. dollar, except for the number of shares)

	6 months Ending June 30, 2026	12 months Ending Dec 31, 2025
	Unaudited	Audited
Cash Flows from Operating Activities:
Net Income (Loss)	$264,957.02	$(48,855.00)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities
Increase in Related Party Loans	-	50,000.00
Increase in Accounts Receivable	(154,910.00)	-
Net Cash Provided by (Used in) Operating Activities	110,047.02	1,145.00
Cash Flows from Investing Activities:	-	-
Net Cash Provided by (Used in) Investing Activities	-	-
Cash Flows from Financing Activities:	-	-
Capital Contribution (Inception)	-
Net Cash Provided by (Used in) Financing Activities	-
Net increase (decrease) in cash	110,047.02	1,145.00
Cash at beginning of the year	2,145.00	1,000.00
Cash at end of the year	$112,192.02	$2,145.00
Supplemental Cash Flow Information:
Acquisition of property and equipment through accounts payable	14,288.00	-
Non-Cash Investing and Financing Activities	7,018.00	-

F-4

Item 3 Financial Statements: Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

LianSheng Group Inc. (the “Company”) was incorporated in the State of Delaware on November 12, 2024. The Company’s principal business is to provide financial consulting services to small and medium-sized enterprises (“SMEs”). The Company generated operating revenues for the first time during the period ended June 30, 2026.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements include the balance sheets as of June 30, 2026 and December 31, 2025, statements of operations, statements of changes in stockholders’ equity, and statements of cash flows for the period ended June 30, 2026 and the year ended December 31, 2025.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Actual results may differ materially from these estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and related-party loans approximate their fair values due to their short-term maturities. The Company follows ASC Topic 820, Fair Value Measurement, which establishes a three-level fair value hierarchy based on the observability of inputs used in valuation techniques:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — inputs other than quoted prices that are observable, either directly or indirectly;

Level 3 — unobservable inputs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between financial reporting bases and tax bases of assets and liabilities, measured using enacted tax rates expected to apply in the periods in which those differences reverse. A valuation allowance is established for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2025, the Company had net operating loss carryforwards of $52,105. As of June 30, 2026, historical net operating losses were fully offset by current period net income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which requires the application of the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue is derived primarily from financial consulting services provided to small and medium-sized enterprises. These services generally represent a single performance obligation, satisfied over time as services are performed. Revenue is recognized over the service period based on the extent of services completed, measured by time incurred or milestones achieved in accordance with contractual terms.

Accounts Receivable.

Accounts receivable are stated at net realizable value. The Company maintains an allowance for doubtful accounts based on specific identification of potentially uncollectible accounts and historical collection experience. Account balances are charged off against the allowance when management determines collection is no longer probable. As of June 30, 2026, accounts receivable of $154,910 were recorded, with no allowance for doubtful accounts.

Intangible Assets.

Intangible assets with finite useful lives are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intellectual property contributed by a shareholder is recorded at fair value on the contribution date.

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share includes the effect of all potentially dilutive common shares. Potential common shares are excluded from diluted computations if their effect would be anti-dilutive. No dilutive securities were outstanding for any periods presented.

NOTE 3 – RELATED PARTY LOAN

During the year ended December 31, 2025, the Company's director advanced funds totaling $53,250 to the Company. The related party loan is unsecured, non-interest bearing, and payable on demand. As of June 30, 2026 and December 31, 2025, the outstanding loan balance was $53,250.

The Company is a development-stage entity. As of June 30, 2026, the Company's assets consist of cash, accounts receivable, and intangible assets in the form of intellectual property contributed by a shareholder.

The Company eliminated negative stockholders' equity during the six months ended June 30, 2026 due to net income generated from operations and a non-cash capital contribution of intellectual property valued at $7,018.

NOTE 4 – COMMON STOCK

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $0.0001 per share. On November 12, 2024 (inception date), the Company issued 10,000,000 shares of common stock to shareholders for aggregate cash consideration of $1,000. During the six months ended June 30, 2026, a shareholder contributed intellectual property with a fair value of $7,018 to the Company as a non-cash capital contribution, recorded as additional paid-in capital. As of June 30, 2026 and December 31, 2025, 10,000,000 shares of common stock were issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company’s President and Director, Ghim Sim Chua, provides office space located at 3700 Corliss Ave N, Seattle, WA 98103 to the Company at no cost for a period of 18 months.

Mo, Xiaocheng has agreed to provide loans to the Company of up to $150,000, if needed, to cover offering costs and operating expenses over the subsequent 12 months. There are no binding obligations to draw down such funding. As of June 30, 2026, the Company is not involved in any pending or threatened litigation.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2026 through the date the financial statements are available for issuance. Based on this evaluation, there are no material recognizable or unrecognizable subsequent events that require adjustment or disclosure in these financial statements.

NOTE 7 – ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

Accounts Receivable. As of June 30, 2026, accounts receivable amounted to $154,910, representing unbilled consulting services earned during the period but not yet collected as of the balance sheet date. No accounts receivable existed as of December 31, 2025. Management has determined that no allowance for doubtful accounts is necessary as of June 30, 2026, based on the creditworthiness of the counterparty and subsequent collection history.

Intangible Assets – Intellectual Property. During the six months ended June 30, 2026, a shareholder contributed intellectual property (including two U.S. registered trademarks, one book copyright, and two software copyrights) to the Company at a fair value of $7,018. The contribution was a non-cash transaction recorded as an increase to intangible assets and additional paid-in capital. The trademarks have an indefinite useful life and are not amortized; the book copyright and software copyrights have an estimated useful life of 5 years and will be amortized on a straight-line basis. No amortization expense was recognized as of June 30, 2026. Estimated annual amortization expense for the next five years is approximately $1,000.

[End of Financial Statements and Notes thereto]

1.Item 4: Exhibits

None.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANSHENG GROUP INC

By:	/s/ Mo XiaoCheng
Chief Executive Officer

By:	/s/ Mo XiaoCheng
Chief Financial Officer

Date:	Sep 11, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mo XiaoCheng	Chief Executive Officer, Director	Sep 11, 2026
(Principal Executive Officer)

/s/ Mo XiaoCheng	Chief Financial Officer/Principal Financial Officer	Sep 11, 2026

Safe Harbor Statements

●This Semiannual Report on Form 1-SA contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and descriptions of goals and objectives.

●You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature.

●These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in financial markets and interest rates; (iii) increased or unanticipated competition; (iv) risks associated with acquisitions, dispositions and development of properties, including construction delays and cost overruns; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital; (vii) environmental uncertainties, including risks of natural disasters; and (viii) those additional factors described under the section entitled “Risk Factors” in the Company's Offering Circular, part of the Company's Offering Statement on Form 1-A qualified by the Securities and Exchange Commission on January 22, 2026, as supplemented from time to time (the “Offering Circular”).

●No post-qualification amendment to the Offering Statement has been filed as of the date of this report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Semiannual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.